August 26, 2016

Via E-mail and EDGAR

Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F. Street, N.E.,

            Washington, D.C. 20549.

Attention:	John Reynolds, Assistant Director
Re:	Acceleration Request for Newbelco SA/NV Registration Statement on Form F-4 (File No. 333-213328)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Newbelco SA/NV (“Newbelco”), hereby requests that the effective date of Newbelco’s Registration Statement on Form F-4, Registration Number 333-213328 (the “Registration Statement”) be accelerated so that Newbelco’s Registration Statement will become effective at 9:00 a.m., Washington, D.C. time, on August 30, 2016, or as soon thereafter as practicable. In this regard, Newbelco is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•	should the Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Newbelco from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Newbelco may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform George H. White at Sullivan & Cromwell LLP at +44 207 959 8570.

Very truly yours, Newbelco SA/NV

By:	/s/ Christophe Tans
	Name: Title:	Christophe Tans Director